Linktone Enters Into Strategic Agreement With 9Sky

Linktone and 9sky to Spearhead development of legal, digital music download business in
China

SHANGHAI, China, October 18, 2005 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment services to consumers in China, today announced it has entered into an agreement to make a strategic investment in 9Sky International Ltd., a leading digital music download provider in China. For more information on 9Sky, please visit www.9sky.com.

9Sky is one of the most widely recognized consumer brands for music downloads in China. The company differentiates itself by offering licensed music downloads to Chinese consumers. 9Sky currently has agreements with many local and international record labels such as Sony BMG and EMI, and offers digital music streaming services to a community of approximately one million registered users, and is in the process of introducing licensed full-track download services. 9Sky’s services also enable users to download music content from the internet to their home or office computers. The users in the 9Sky music community map closely to Linktone’s target user demographic of 16 -to-30 year-olds with disposable income to spend on digital music entertainment.

Linktone’s Chief Executive Officer, Raymond Yang, commented, “The synergies of this strategic partnership bring us one step closer to executing on our core commitment to providing the best quality of wireless value-added services to China’s mobile users. Given recent crackdowns on pirated websites and search engines facilitating access to those websites and trends among consumers who are increasingly willing to pay for licensed services, we believe that the market for the licensing and the sale of music download services is at its early stages of growth and it is the right time for Linktone to enter this promising market.”

9Sky’s CEO, Michael Cao, added, “The broad appeal of music related content and the partnership between Linktone and 9Sky will accelerate our development into an interactive entertainment community among wireless and internet users.”

Linktone and 9Sky’s joint cooperation will focus on leveraging 9Sky’s brand strength in the music download services market and Linktone’s wireless presence. Linktone plans to closely integrate 9Sky’s services and community with its wireless music offerings. Linktone’s position in music-related wireless value-added services will be enhanced by cooperation with 9Sky’s consumers and recording label partners. 9Sky will benefit from co-promotions and cross-selling opportunities through Linktone’s successful partnerships.

Mr. Yang concluded, “Our vision is to build a platform that offers music related products and to become China’s leading wireless and internet provider of entertainment content. We anticipate that the integration of 9Sky’s online business with our wireless music offerings and diversified distribution channels will achieve this goal and have a significant impact on the market.”

The terms of the transaction will enable Linktone to initially invest and obtain a majority stake in 9Sky and, over the course of the next two years, to acquire the remaining stake in 9Sky, through an earn out based on agreed performance targets. The transaction is subject to customary closing conditions and is expected to be completed by early November.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the company’s own marketing channels and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: 9Sky’s inability to introduce licensed full-track download services to its users; the risk that trends among users of wireless music services will change, leading to a decline in consumer willingness to pay for licensed music services; Linktone’s ability to effectively integrate 9Sky’s services and community with its own services; the risk that Linktone’s SMS and IVR offerings will not position it effectively for the development of 3G products; the risk that Linktone could be subject to penalties and suspensions for violations of the mobile operators’ policies, even if the violations are inadvertent; the possibility that the mobile operators in China may continue to adopt new compliance and service initiatives, or change the manner in which they enforce their policies, which could further adversely affect Linktone’s sales and marketing efforts or other aspects of its business; the risk that sales of 2.5G and audio-related services will not continue to grow for whatever reason; the risk that Linktone will be unable to successfully develop new revenue streams that complement wireless value-added services; the risk that Linktone cannot enhance its relationship with China Mobile or increase volume with China Unicom; the risk that the new channels with China Netcom and China Telecom will not develop as management anticipates; Linktone’s ability to effectively integrate Brilliant’s operations with Linktone’s existing operations; whether the Brilliant and Cosmos Digital acquisitions will be accretive to Linktone’s earnings for full-year 2005; the extent to which a new revenue streams and market opportunities will materialize from the Brilliant and Cosmos Digital acquisitions; and Linktone’s ability to leverage the Brilliant acquisition to build a community of casual gamers across online and wireless platforms and to compete effectively in the online casual gaming market in China. Additional risks include: the risk that Linktone will be unable to compete effectively in the wireless value-added services market in China; the difficulties inherent in developing from a company focused on wireless value-added services to a provider of more diverse interactive entertainment products and services; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Lily Jiang Linktone Ltd. Tel: 86-21-6361-1583 Email: ir@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com